 Q Search



Fathi Abdelsalam

Founder & CEO at Akibah Health

San Jose, California

Connect   🔒 **Message**   More...

 **Akibah Health**

 **Cornell University**

 **See contact info**

 **500+ connections**

Fathi is very passionate about developing solutions that have substantial social and economic impact. He is a member of several entrepreneurial communities, including Techstars, Start-Up Chile, Jumpstart Foundry, Sprint Accelerator, and Seamless IoT. He was born in Austin, raised on the East C...

Show more ⌄

Experience



Founder
Akibah Health
Aug 2013 – Present · 5 yrs 6 mos
San Francisco Bay Area

AkibaH harnesses the power of mobile health technology and data science to give people the knowledge and recommended actions to live longer and healthier lives. The company has been featured in a variety of publications including VentureBeat, The Wall Street Journal, Fast Company, Business Insider, Digtal Trends, and CNET Japan.

 **His Startup's Blood-Testing Smartphon...**

Entrepreneur in Residence
Swisscontact worldwide
Mar 2018 – Apr 2018 · 2 mos
Zürich Area, Switzerland

Invited by Swisscontact and the Swiss State Secretariat for Economic Affairs to mentor and coach local entrepreneurs, incubators, and economic development officials with the goal of strengthening Southeastern Europe's entrepreneurial ecosystem.

  **9th Infocom World Albania - Fathi...**

Entrepreneur in Residence
Parallel18
Aug 2016 – Feb 2017 · 7 mos
Puerto Rico

Invited to work with tech entrepreneurs, accelerators, and local government agencies to help strengthen Puerto Rico's entrepreneurial ecosystem. The program's long-term mission is to create sustainable economic development.

 Q Search

Startup Weekend
Sep 2016 · 1 mo
San Juan, Puerto Rico

In just 54 hours, entrepreneurs and would-be entrepreneurs experience the highs, lows, fun, and pressure that make up life at a startup. As they learn how to create a real company, they meet the very best mentors, investors, cofounders, and sponsors to help them get started.

Mentor
Start-Up Chile
Oct 2015 – Apr 2016 · 7 mos
Santiago Province, Chile

Created by the Chilean Economic Development Agency, Start-Up Chile attracts early stage, high-potential entrepreneurs to bootstrap their startups using Chile as a platform to go global. The end goal of the program is to promote entrepreneurship, innovation, and growth in Chile.

Show 4 more experiences ⌄

Education

Cornell University

M.P.A. Economic Development & Social Entrepreneurship

Activities and Societies: • SC Johnson College of Business Rugby

Florida State University

B.S. Industrial Engineering, B.S. Economics, Minors: Math & Business

Activities and Societies: • Omicron Delta Kappa Leadership Honor Society • Alpha Pi Mu Engineering Honor Society • Phi Eta Sigma Honor Society • Senator • Teaching Assistant • Campaign Leader for local healthcare reform

Licenses & Certifications

OSHA Training
Occupational Safety & Health Administration



 

